

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Dean A. Mason
Chief Legal Officer and Secretary
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112

  Re: EchoStar Corporation
    SC TO-I filed March 4, 2024
    File No. 005-83490

Dear Dean A. Mason:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I filed March 4, 2024

Questions and Answers, page 6

1. Please revise to address whether tendering may only be done during an open trading window. In addition, clarify whether tendering and then withdrawing would void the tendering holder's Rule 10b5-1 trading plan.

6. Conditions of this Exchange Offer, page 27

2. On page 28, you include a condition that will be triggered by "[a]ny general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete.

3. You include a condition that will be triggered by "commencement or escalation of a war,

armed hostilities or other international or national crisis directly or *indirectly* involving the United States" (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute an "indirect involvement" of the United States, or delete this language.

4. Refer to the following statement made on page 29: "We may waive the conditions, in whole or in part, at any time and from time to time prior to the Expiration Time..." If an offer condition is "triggered" while the offer is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify Eligible Employees if a condition is triggered while the Exchange Offer is pending.

Miscellaneous, page 38

5. Please revise the language indicating you may decline to accept tenders of Eligible Options from certain jurisdictions. While you may avoid disseminating tender offer materials into certain foreign jurisdictions where making the offer is prohibited under local law, you must comply with the all-holders requirement in Rule 13e-4(f)(8)(i). See Section II.G.1 in Exchange Act Release No. 34-58597 (September 19, 2008).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions